UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2020

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the weak economic recovery of major developed countries and Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation, uncertainty around completion of transactions contemplated by the securities purchase agreement and the Share Transfer Agreement (as described herein) entered into between the Company and Gold Glory Blockchain Inc., uncertainty of the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus, now named as COVID-19, including its impact on our business. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 23, 2020, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2020.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020, AND DECEMBER 31, 2019

(amounts in thousands except share and per share value)

(Unaudited)

		September 30, 2020		December 31, 2019
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		86,310	12,712	60,871
Restricted cash		2,500	368	25,500
Accounts and bills receivable, net	3	23,403	3,447	26,960
Inventories	4	27,294	4,020	23,584
Advance to suppliers		7,981	1,175	6,277
Prepayments and other receivables		1,254	185	1,058
Deferred tax assets – current		1,286	189	1,266
Total current assets		150,028	22,096	145,516

Property, plant and equipment, net	5	278,210	40,976	302,642
Construction in progress	6	1,069	157	-
Lease prepayments, net	7	15,351	2,261	15,762
Advance to suppliers - long term, net		1,542	227	1,542
Deferred tax assets - non current		403	59	509

Total assets		446,603	65,776	465,971

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	9,573	65,000
Due to related parties	9	92,846	13,675	119,297
Accounts payables		23,026	3,391	19,532
Notes payable	10	3,400	501	41,000
Advance from customers		5,127	755	5,204
Accrued expenses and other payables		6,491	956	5,454
Total current liabilities		195,890	28,851	255,487

Deferred tax liabilities		2,024	298	2,290

Total liabilities		197,914	29,149	257,777

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,962	13,323
Additional paid-in capital		311,907	45,939	311,907
Statutory reserve		37,441	5,514	37,441
Accumulated deficit		(114,822)	(16,911)	(155,317)
Cumulative translation adjustment		840	123	840
Total equity		248,689	36,627	208,194
Total liabilities and equity		446,603	65,776	465,971

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
		2020		2019	2020		2019
	Notes	RMB	US$	RMB	RMB	US$	RMB
Net sales		84,316	12,418	79,586	250,405	36,881	248,777
Cost of sales		48,276	7,110	57,996	150,171	22,118	196,154

Gross profit		36,040	5,308	21,590	100,234	14,763	52,623

Operating expenses
Selling expenses		4,200	619	3,236	11,658	1,717	9,737
Administrative expenses		16,735	2,465	13,083	43,058	6,342	35,113
Total operating expenses		20,935	3,084	16,319	54,716	8,059	44,850

Operating income		15,105	2,224	5,271	45,518	6,704	7,773

Other income (expense)
- Interest income		637	94	255	1,494	220	671
- Interest expense		(2,240)	(330)	(2,240)	(6,697)	(986)	(6,675)
- Others income (expense), net		(118)	(17)	80	-	-	(792)

Total other expense		(1,721)	(253)	(1,905)	(5,203)	(766)	(6,796)

Income before provision for income taxes		13,384	1,971	3,366	40,315	5,938	977

Income tax benefit	11	99	15	77	180	27	44

Net income		13,483	1,986	3,443	40,495	5,965	1,021

Other comprehensive loss
- Foreign currency translation adjustments		-	-	1	-	-	-

Comprehensive income		13,483	1,986	3,444	40,495	5,965	1,021

Income per share, Basic and diluted	12	4.13	0.61	1.05	12.40	1.83	0.31
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2020		2019
	RMB	US$	RMB
Cash flow from operating activities
Net income	40,495	5,965	1,021
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	29,086	4,284	33,957
- Amortization of intangible assets	401	59	400
- Deferred income taxes	(180)	(27)	(44)
- Bad debt (recovery) expense	131	19	(897)
-Inventory provision	-	-	724
Changes in operating assets and liabilities
- Accounts and bills receivable	3426	505	(72)
- Inventories	(3,710)	(546)	1,815
- Advance to suppliers	(1,705)	(251)	(4,833)
- Prepaid expenses and other current assets	(186)	(27)	(155)
- Accounts payable	3,494	515	393
- Accrued expenses and other payables	313	46	501
- Advance from customers	(77)	(11)	2,447
- Tax payable	724	107	368

Net cash provided by (used in) operating activities	72,212	10,638	35,625

Cash flow from investing activities
Purchases of property, plant and equipment	(4,653)	(685)	(12,889)
Restricted cash related to trade finance	-	-	-
Advance to suppliers - non current	-	-	-
Amount change in construction in progress	(1,069)	(157)	366

Net cash used in investing activities	(5,722)	(842)	(12,523)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from short-term bank loans	-	-	50
Proceeds from related party	(26,451)	(3,896)	3,457
Change in notes payable	(37,600)	(5,538)	1,400

Net cash provided by financing activities	(64,051)	(9,434)	4,907

Effect of foreign exchange rate changes	-	311	-

Net increase in cash and cash equivalent	2,439	673	28,009

Cash and cash equivalent
At beginning of period/year	86,371	12,407	46,908
At end of period/year	88,810	13,080	74,917

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,697	986	6,675
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	149	1,062

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 28, 2020 with the SEC. The results of the nine-month period ended September 30, 2020 are not necessarily indicative of the results to be expected for the full year ended December 31, 2020.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the third quarter of 2020 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.7896, on the last trading day of the third quarter of 2020 (September 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on September 30, 2020, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid investments with maturities of three months or less, when purchased, maintained within the United States as well as in foreign countries to be cash and cash equivalents. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States. Balances at financial institutions within certain foreign countries are not covered by insurance. Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company had restricted cash of RMB2,500 (US$368) and RMB25,500 as of September 30, 2020 and December 31, 2019, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Estimates of collectability are principally based on an evaluation of the current financial condition of the customer and the potential risks to collection, the customers’ payment history, expected future credit losses and other factors which are regularly monitored by the Group.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of September 30, 2020 and 2019, the Company had a working capital deficiency of RMB45,862 (US$6,755) and RMB130,371, respectively and accumulated surplus of RMB40,495 (US$5,965) and RMB1,021 incurred during the first nine months of 2020 and 2019, respectively. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and a related party and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Recently Issued Accounting Standards

Disclosure Framework

In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which removes, modifies, and adds certain disclosure requirements in ASC 820. ASU 2018-13 is effective for fiscal years and interim periods beginning after December 15, 2019; early adoption is permitted. As a result of adoption, this standard did not have a material impact on the Group’s consolidated financial statements.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. From an evaluation of the Group’s existing credit portfolio, which includes trade receivables from commodity sales and other receivables, historical credit losses during 90 days have been de minimis and are expected to remain so in the future assuming no substantial changes to the business. ASU 2016-13 did not have a significant impact on the Group’s consolidated financial statements upon adoption on January 1, 2020.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	September 30, 2020		December 31, 2019
	RMB	US$	RMB
Accounts receivable	19,072	2,809	13,990
Less: Allowance for doubtful accounts	(964)	(142)	(833)
	18,108	2,667	13,157
Bills receivable	5,295	780	13,803
	23,403	3,447	26,960

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 4 - INVENTORIES

 Inventories consisted of the following:

	September 30, 2020		December 31, 2019
	RMB	US$	RMB
Raw materials	26,712	3,935	19,108
Work-in-progress	1,358	200	1,152
Finished goods	5,929	873	10,041
Consumables and spare parts	904	133	892
Inventory--impairment	(7,609)	(1,121)	(7,609)
	27,294	4,020	23,584

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	September 30, 2020		December 31, 2019
	RMB	US$	RMB
Buildings	68,903	10,148	68,319
Plant and equipment	821,253	120,957	817,715
Computer equipment	3,199	471	3,163
Furniture and fixtures	20,739	3,055	19,631
Motor vehicles	1,546	228	1,452
	915,640	134,859	910,280
Less: accumulated depreciation	(630,211)	(92,820)	(600,419)
Less: impairment of plant and equipment	(7,219)	(1,063)	(7,219)
	278,210	40,976	302,642

Total depreciation for the nine-month periods ended September 30, 2020 and 2019 was RMB29,086 (US$4,284) and RMB33,957, respectively. For the three-month periods ended September 30, 2020 and 2019, depreciation expenses were RMB11,100 (US$1,738) and RMB10,065, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB1,069 (US$157) as of September 30, 2020, and RMB0 as of December 31, 2019, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Lease prepayments consisted of the following:

	September 30, 2020		December 31, 2019
	RMB	US$	RMB
Lease prepayment - non current	15,351	2,261	15,762
Lease prepayment - current	534	79	524
	15,885	2,340	16,286

Amortization of land use rights for the nine months ended September 30, 2020 and 2019 was RMB401 (US$59) and RMB400, respectively. Amortization of land use rights for the three months ended September 30, 2020 and 2019 was RMB134 (US$21) and RMB133, respectively.

Estimated amortization expenses for the next five years after September 30, 2020 are as follows:

	RMB	US$
1 year after	534	79
2 years after	534	79
3 years after	534	79
4 years after	534	79
5 years after	534	79
Thereafter	13,215	1,945

As of September 30, 2020, the amount of RMB534 (US$79) will be charged into amortization expenses within one year and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest rate per annum	September 30, 2020		December 31, 2019
		RMB	US$	RMB
BANK LOANS
Bank of Weifang
- June 19, 2019 to June 18, 2020	6.5%	-	-	15,000
- July 15, 2019 to July 15, 2020	6.5%	-	-	20,000
- July 18, 2019 to July 9, 2020	6.5%	-	-	30,000
- June 18, 2020 to June 15, 2021	6.5%	15,000	2,209	-
- July 15, 2020 to July 9, 2021	6.5%	20,000	2,946	-
- July 9, 2020 to July 9, 2021	6.5%	30,000	4,418	-

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

According to the transfer of loan agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer of loan, the related accounts payable to Shanghai Meicheng as of September 30, 2020 was RMB92,846 (US$13,675) after paying back part of the loan.

NOTE 10 - NOTES PAYABLE

As of September 30, 2020, and December 31, 2019, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB3,400 (US$501) and RMB41,000, respectively, for payment in connection with raw materials for a total security deposits of RMB2,500 (US$368) and RMB25,500 made to Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	September 30, 2020		December 31, 2019
	RMB	US$	RMB
Bank of Weifang	3,400	501	41,000
	3,400	501	41,000

NOTE 11 - INCOME TAX

Income tax benefit was RMB99 (US$15) and RMB77 for the three months ended September 30, 2020 and 2019, respectively.

Income tax benefit was RMB180 (US$27) and RMB44 for the nine months ended September 30, 2020 and 2019, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 12 - EARNINGS PER SHARE

Basic and diluted net earnings per share was RMB4.13 (US$0.61) and RMB1.05 for the three-month period ended September 30, 2020 and 2019, respectively.

Basic and diluted net earnings per share was RMB12.40 (US$1.83) and RMB0.31 for the nine-month period ended September 30, 2019 and 2018, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended September 30, 2020 and 2019.

The following are the vendors that supplied 10% or more of our raw materials for September 30, 2020 and 2019:

		Percentage of total purchases (%)
Supplier	Item	September 30, 2020	September 30, 2019
Sinopec Yizheng Chemical Fibre Company Limited)	PET resin and Additives	48.3%	59.6%
Weifang Power Supply Company.	Electric power	10.2%	8.1%

The balance of advance to supplier to Sinopec Yizheng was RMB1,655 (US$244) as of September 30, 2020, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the third quarter of 2020, although sales were higher, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market.

We believe that in the remaining quarter of 2020, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 2, 2020, we announced receipt of a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng, of our 52.9% controlling outstanding ordinary shares (the “Shares”). SNTON Group held the Shares indirectly through an intermediate holding company, Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”). SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang and Hongkong Ruishang in turn holds the Shares through Apex Glory Holdings Limited, a British Virgin Islands corporation.

Shanghai Meicheng is a diversified investment management company located in the Yuhaitang Science and Technology Park of Chongwen District in Shanghai, P.R. China. Its area of investment includes new material, smart city, new energy, culture and entertainment.

Results of operations for the three-month periods ended September 30, 2020 compared to September 30, 2019

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2020	September 30, 2019
	(as % of Revenue)
Gross profit (loss)	42.7	27.1
Operating expenses	(24.8)	(20.5)
Operating income (loss)	17.9	6.6
Other income (expense)	(2.0)	(2.4)
Provision for income taxes	0.1	0.1
Net income (loss)	16.0	4.3

Revenue

Net sales during the third quarter ended September 30, 2020 were RMB84.3 million (US$12.4 million), compared to RMB79.6 million during the same period in 2019, representing a year-over-year increase of RMB4.7 million or 5.9%. The decrease of average sales price caused a decrease of RMB3.2 million and the sales volume increase caused an increase of RMB7.9 million.

In the third quarter of 2020, sales of specialty films were RMB54.4 million (US$8.0 million) or 64.6% of our total revenues as compared to RMB40.6 million or 51.0% in the same period of 2019, representing a year-over-year increase of RMB13.8 million, or 34.0% as compared to the same period in 2019. The decrease in average sales price caused a decrease of RMB2.0 million and the increase in the sales volume caused an increase of RMB15.8 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2020		% of Total	Three-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	19,860	2.926	23.6%	26,552	33.3%
Printing film	6,261	922	7.4%	7,881	9.9%
Metallization film	451	66	0.5%	1,197	1.5%
Specialty film	54,435	8,017	64.6%	40,559	51.0%
Base film for other application	3,309	487	3.9%	3,397	4.3%
	84,316	12,418	100.0%	79,586	100.0%

Overseas sales were RMB7.8 million or US$1.1 million, or 9.2% of total revenues, compared with RMB11.6 million or 14.6% of total revenues in the third quarter of 2019. The decrease in average sales price caused a decrease of RMB0.6 million and the decrease in sales volume resulted in a decrease of RMB3.2 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2020		% of Total	Three-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Sales in China	76,518	11,270	90.8%	67,993	85.4%
Sales in other countries	7,798	1,148	9.2%	11,593	14.6%
	84,316	12,418	100.0%	79,586	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended September 30, 2020	Three-Month Period Ended September 30, 2019
	% of total	% of total
Materials costs	69.3%	75.4%
Factory overhead	7.0%	8.9%
Energy expense	11.6%	9.1%
Packaging materials	5.4%	3.7%
Direct labor	6.7%	2.9%

Cost of goods sold during the third quarter of 2020 totaled RMB48.3 million (US$7.1 million) as compared to RMB58.0 million in the same period of 2019. This was RMB9.7 million, or 16.7% lower than the same period in 2019. The decrease in unit cost of goods sold caused a decrease of RMB15.5 million and the increase in sales volume caused an increase of RMB5.8 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Profit

Our gross profit was RMB36.0 million (US$5.3 million) for the third quarter ended September 30, 2020, representing a gross margin rate of 42.7%, as compared to gross profit of RMB21.6 million and a gross margin rate of 27.1% for the same period in 2019. Correspondingly, gross margin rate increased by 15.6 percentage point compared to the same period in 2019.

Operating Expenses

Operating expenses for the third quarter ended September 30, 2020 were RMB20.9 million (US$3.1 million), which was RMB4.6 million, or 28.2% higher than the same period in 2019. This increase was mainly due to the change of accounting estimate which caused the increase of accrual depreciation of the third production line.

 Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the third quarter ended September 30, 2020 was RMB1.7 million (US$0.3 million), RMB0.2 million lower than the same period in 2019.

Income Tax Expense

The income tax benefit was RMB0.1 million (US$0.01 million) during the third quarter ended September 30, 2020, compared to income tax benefit of RMB0.1 million during the same period in 2019.

Net Profit

Net profit attributable to the Company during the third quarter ended September 30, 2020 was RMB13.5million (US$2.0 million) compared to net profit attributable to the Company of RMB3.4 million during the same period in 2019, representing an increase in profit of RMB10.1million.

Results of operations for the nine-month periods ended September 30, 2020 compared to September 30, 2019

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2020	September 30, 2019
	(as % of Revenue)
Gross profit(loss)	40.0	21.2
Operating expenses	(21.9)	(18.0)
Operating income (loss)	18.2	3.1
Other income (expense)	(2.1)	(2.7)
Provision for income taxes	0.1	-
Net income (loss)	16.2	0.4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue

Net sales during the nine-month period ended September 30, 2020 were RMB250.4 million (US$36.9 million), compared to RMB248.8 million, during the same period in 2019, representing an increase of RMB1.6 million or 0.6%, mainly due to the increase in sales volume.

In the nine-month period ended September 30, 2020, sales of specialty films were RMB142.4 million (US$21.0 million) or 56.9% of our total revenues as compared to RMB114.7 million or 46.1% in the same period of 2019, which was an increase of RMB27.7 million, or 24.1% as compared to the same period in 2019. The decrease of average sales price caused a decrease of RMB6.0 million and the increase in the sales volume caused an increase of RMB33.7 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2020		% of Total	Nine-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	80,267	11,823	32.1%	86,675	34.9%
Printing film	17,851	2,629	7.1%	28,613	11.5%
Metallization film	3,112	458	1.2%	3,811	1.5%
Specialty film	142,400	20,973	56.9%	114,713	46.1%
Base film for other applications	6,775	998	2.7%	14,965	6.0%
	250,405	36,881	100.0%	248,777	100.0%

Overseas sales during the nine months ended September 30, 2020 were RMB21.1 million (US$3.1 million), or 8.4% of total revenues, compared with RMB42.2 million or 16.9% of total revenues in the same period in 2019. This was RMB21.1 million lower than the same period in 2019. The decrease in sales volume resulted in a decrease of RMB21.6 million and the increase of average sales price caused an increase of RMB0.5 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2020		% of Total	Nine-Month Period Ended September 30, 2019	% of Total
	RMB	US$		RMB
Sales in China	229,301	33,772	91.6%	206,625	83.1%
Sales in other countries	21,104	3,109	8.4%	42,152	16.9%
	250,405	36,881	100.0%	248,777	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine-Month Period Ended September 30, 2020	Nine-Month Period Ended September 30, 2019
	% of total	% of total
Materials costs	71.7%	73.8%
Factory overhead	7.2%	10.3%
Energy expense	11.4%	8.5%
Packaging materials	5.1%	4.0%
Direct labor	4.6%	3.4%

Cost of goods sold during the first nine months of 2020 totaled RMB150.2 million (US$22.1 million) as compared to RMB196.2 million in the same period of 2019. This was RMB46.0 million or 23.4% lower than the same period in 2019. The decrease was mainly due to the decrease of unit cost of goods sold caused by the reduction of prices of main materials.

Gross Profit

Our gross profit was RMB100.2 million (US$14.8 million) for the first nine months ended September 30, 2020, representing a gross margin of 40.0%, as compared to a gross margin of 21.2% for the same period in 2019. Correspondingly, gross margin increased by 18.8 percentage. Our average product sales prices decreased by 0.9% compared to the same period last year while the average cost of goods sold decreased by 24.7% compared to the same period last year. This resulted in an increase in our gross profit.

Operating Expenses

Operating expenses for the nine months ended September 30, 2020 were RMB54.7 million (US$8.1 million), compared to RMB44.9 million in the same period in 2019, which was RMB9.8 million or 21.8% higher than the same period in 2019. This increase was mainly due to the change of accounting estimate which caused the increase of accrual depreciation of the third production line.

Other Expense

Total other expense is a combination result of interest income, interest expense and other income (expense). Total other expense during the first nine months of 2020 was RMB5.2 million (US$0.8 million), RMB1.6 million lower than the same period in 2019.

Income Tax Benefit

The income tax benefit was RMB0.2 million (US$0.03 million) during the nine months ended September 30, 2020, compared to income tax benefit of RMB0.04 million during the same period in 2019. This increase of income tax benefit was due to changes in deferred tax.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Profit

Net profit attributable to the Company during the first nine-month period of 2020 was RMB40.5 million (US$6.0 million) compared to net profit attributable to the Company of RMB1.0 million during the same period in 2019, representing an increase of RMB39.5 million from the same period in 2019 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been financed primarily through cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings from financial institutions during the period from the third quarter of 2019 to the third quarter of 2020 ranged from 5.22% to 6.50%.

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

According to the transfer of loan agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer of loa, the related accounts payable to Shanghai Meicheng as of September 30, 2020 was RMB92.8 million (US$13.7 million) after paying back part of the loan.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2020 was RMB72.2 million (US$10.6 million) compared to net cash provided by operating activities of RMB35.6 million for the nine months ended September 30, 2019. This increase in cash flows provided by operating activities was primarily attributable to the increased profit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investing Activities

Net cash flows used in investing activities for the nine months ended September 30, 2020 was RMB5.7 million (US$0.8 million) compared to net cash used in investing activities of RMB12.5 million for the nine months ended September 30, 2019. This decrease in cash flows used in investing activities was primarily attributable to the decreased expenditure of purchasing fixed assets.

Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2020 was RMB64.1 million (US$9.4 million) compared to net cash provided by financing activities of RMB4.9 million for the nine months ended September 30, 2019, which is an increase of RMB69.0 million (US$10.2million). This increase in cash flows used in financing activities was primarily attributable to paying back part of the loan to the related party and changes of notes payable.

Working Capital

As of September 30, 2020, and December 31, 2019, we had a working capital deficit of RMB45.9 million (US$6.8 million) and RMB110.0 million, respectively. Working capital deficit decreased by RMB64.1 million (US$9.4 million), or 58.3% compared to the amount as of December 31, 2019. Our main current liabilities were loans from a related party and bank.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2020 (in thousands RMB):

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract	1,010	1,010	-	-	-
Due to related parties
-Principal	65,000	65,000
-Interest	3,393	3,393
Bank loans
-Principal	65,000	65,000
-Interest	4,225	4,225			-
Notes payable	3,400	3,400
Operating leases	50	50		-	-
Total	142,078	142,078

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard, and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
4.1	Transfer of Loan Agreement between Shandong SNTON Optical Materials Technology Co., Ltd. and Shandong Shengjia Industrial Park Operation and Management dated June 10, 2020

4.2	Transfer of Loan Agreement between Shandong Shengjia Industrial Park Operation and Management and Shanghai Meicheng Enterprise Management Co., Ltd. dated June 16, 2020

99.1	Press Release dated November 23, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan

Name: Lei Yan

Title: Chairman and Chief Executive Officer

Dated: November 23, 2020